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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------


                             MDI ENTERTAINMENT, INC.
                            (Name of Subject Company)
                              --------------------


                             MDI ENTERTAINMENT, INC.
                        (Name of Person Filing Statement)

                               -------------------


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    552685109
                      (CUSIP Number of Class of Securities)

                                Steven M. Saferin
                       President & Chief Executive Officer
                             MDI Entertainment, Inc.
                            201 Ann Street, 5th Floor
                               Hartford, CT 06103
                                 (860) 527-5359
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 With a Copy to:

                              Kenneth R. Koch, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                                 (212) 935-3000

     |X|  Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.


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



FOR IMMEDIATE RELEASE

      Tom Ryan/Don Duffy                    Steven Saferin, President & CEO
      Integrated Corporate Relations        MDI Entertainment, Inc.
      203-222-9013                          860-527-5359
      icr-online.com                        www.mdientertainment.com


MDI ENTERTAINMENT INC. RECEIVES PROPOSAL TO ACQUIRE MAJORITY INTEREST IN COMPANY


  HARTFORD, CT - May 6, 2002- MDI Entertainment, Inc. (OTC BB: LTRY) announced today that it has received a proposal from International Capital Partners, L.L.C., to acquire a majority interest in the Company.

  International Capital Partners (ICP), an owner of 1,022,019 of the Company's shares, has proposed to purchase 50% of the outstanding shares not currently owned by ICP, for $3.30 per share in cash.

  The Company's Board of Directors will evaluate the proposal.

MDI's services include game and ticket design, merchandise prize fulfillment, management of second-and third-chance draws, fully-staffed customer service, coordination of winner travel & accommodations, advertising and marketing support, consumer research and Internet marketing and advertising.

Currently, the company's portfolio of licensed lottery properties includes but is not limited to NBA/National Basketball Association, Betty Boop(TM), Elvis Presley(R), I Love Lucy(R), Magic 8 Ball(R), FIFA World Cup(R) Soccer, Universal Studios Monsters(TM), SPAM(TM), Heroes of Space(TM), Louisville Slugger(R), CMT(R), Wheel of Fortune(R), Jeopardy!(R), Harley-Davidson(R), The Hollywood Sign(R) and Hollywood Walk of Fame(R) Ray Charles(R), Hollywood Squares(R), TABASCO(R), Lionel, and NASCAR(R) race drivers including Jeff Burton(R), Mark Martin(R), Matt Kenseth(R), and Bill Elliott(R).

                        * * * * * * * * * * * * * * * * *

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by MDI) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the lottery industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of MDI. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financing activities, domestic and global economic conditions, changes in federal or state tax laws and market competition factors.

                                     # # # #

THIS PRESS RELEASE IS A PRE-COMMENCEMENT WRITTEN COMMUNICATION UNDER RULE 14D-9 OF THE SECURITIES ACT OF 1934 AND WILL BE FILED TODAY WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF SCHEDULE 14D-9. IT IS ADVISED THAT STOCKHOLDERS READ THE SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN OBTAIN A COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE (http://www.sec.gov). THE SOLICITATION/ RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY ALSO BE OBTAINED BY DIRECTING SUCH REQUESTS TO MDI ENTERTAINMENT, INC., INVESTOR RELATIONS AT (860) 527-5359.